Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: Hirsch Electronics Corp.
Filer No. 000-29440
[The following message was sent to Hirsch Electronics employees on December 11, 2008 by Larry Midland, president of Hirsch Electronics]
To All Hirsch Employees,
I have an important and exciting announcement to share with you this morning. Hirsch Electronics has entered into a definitive agreement to merge with SCM Microsystems, a leading supplier of smart card readers and other smart chip-enabled technologies.
The security industry has seen tremendous change and growth in the recent decade. The electronic access control market, once an industry with very small companies and relatively few innovations, is today characterized by larger companies and rapid technological change.
The Hirsch executive management team has been analyzing opportunities for Hirsch to continue to grow, innovate and meet customer needs. We found what we believe is an ideal partner in SCM.
As you may know from our October 8, 2008, announcement, Hirsch is already an authorized distributor for SCM, and we are the exclusive worldwide distributor of SCM PACT smart card readers. We have come to know the SCM personnel during our negotiations, and they value the same integrity and business ethics that have made Hirsch a trusted partner to you and our customers.
We expect the merger to be an entirely positive action for Hirsch. There is very little overlap in the two companies’ geographic coverage or where our employees are located (the vast majority of SCM employees are in Europe and Asia). We expect to increase staff to target some of the new opportunities available to us.
There is very little duplication between the Hirsch and SCM product lines...yet they are extraordinarily complementary. As stated in the press release, “The combination of SCM and Hirsch is expected to result in a new security products leader at a time of escalating market demand for converged security solutions leveraging smart cards and smart chip-enabled devices.” The merger’s timing is opportune, because such “smart devices” are increasingly being considered a “must have” to authenticate identities and establish trust in order to execute transactions or authorize access to buildings and IT networks.
So, I am extremely excited about this merger and its benefits for our customers and employees. And I think you should be too.
Please note, because SCM is a public company, it is imperative we comply with the rules governing public companies during mergers and acquisitions. Hirsch employees, when interacting with others outside of Hirsch, must abide by the following, or risk violating the law: You may not provide new information or opinion. Rather, restate only what has been filed with the Securities and Exchange Commission (SEC). To stay within this bound, restate only what is contained in the merger-related documents posted on our website. People that request additional information should be referred to our website. They may also contact Scott Howell at marketing@hirschelectronics.com.
Also note the following insider trading warning provided by the Hirsch attorneys: “Any of the information about the proposed merger and the two companies that has not been publicly released or filed with the SEC, may constitute material non-public information, which is regulated in various jurisdictions, and so any person with knowledge of such information may not trade, sell, buy or transact in any way in SCM’s securities, or communicate the information to someone who might trade in such securities, until the information is public.”
The key factor to relate to our customers and partners is this: It is “business as usual” in terms of sales and support of Hirsch products. There is no change in our company name, product names or product line. And after completion of the merger, the combined company will have the opportunity to deliver:
—	Expanded breadth and depth of products and services;

—	New, integrated products and technology to address evolving physical and logical security requirements; and

—	Expanded market presence and local resources in all key world regions.
I think our letter to our customers (presented below, posted on our website, and emailed to the contacts in our CRM database) provides a good overview of the reasoning and opportunity.
In closing, let me share an analogy with you that may help relate why this merger is so special. It’s a bit like bringing the positive and negative poles of two magnets together — once aligned, they generate an extremely powerful force. The analogy is fitting when one considers the companies’ combined strengths in complimentary areas: physical plus logical security; traditional access control plus smart-chip enabled identity management and trust; reader engineering and design plus systems engineering and design plus sales and marketing; strong North America presence plus strong Europe and Asia presence. It’s a case where one plus one equals three. Combined, we have the opportunity to bring to market advanced, next-generation security solutions that solve tough market problems.
I will share more information as it becomes available. In the meantime, please read the document below and on our website. Thank you for your dedication to Hirsch and for making such positive growth possible for us all.
Sincerely,
Larry Midland
President
Other important information:
THIS COMMUNICATION IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF

SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
SECURITY HOLDERS OF SCM MICROSYSTEMS AND HIRSCH ELECTRONICS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC. Security holders will be able to obtain free copies of the Registration Statement and the joint proxy statement/information statement and prospectus (when available) and other documents filed by SCM with the SEC at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.
SCM and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SCM stockholders in respect of the proposed transaction. A description of direct and indirect interests, by security holdings or otherwise, of the directors and executive officers of SCM is set forth in SCM’s proxy statement for its 2008 annual meeting, which was filed with the SEC on April 29, 2008. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the proposed merger and a description of their interests will be contained in the definitive joint proxy statement/information statement and prospectus and other relevant materials to be filed with the SEC. Copies of these documents maybe obtained free of charge from the SEC’s website at www.sec.gov or from SCM’s website at www.scmmicro.com.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include, without limitation, our statements contained above regarding the merger agreement, including potential benefits and synergies of the merger for both companies such as: Hirsch’s ability to grow, innovate and meet customer needs, Hirsch’s expectations for increasing staff as a result of the merger, that the combined company will be a leader in the market for converged security products, that the combined company will have the opportunity to deliver expanded breadth and depth of products and services including new integrated products and technologies, that the combined company will have expanded market presence and local resources, that the combined company will have the ability to bring to market advanced next-generation security solutions; and any statements about the benefits of the business combination transaction and other statements that are not historical facts. These statements involve risks and uncertainties that could cause actual results and events to differ materially, including the future business and financial performance of SCM and Hirsch, the failure of stockholders to approve the transaction, the risk that the businesses will not be integrated successfully; the risk that the synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, spending, third-party relationships and revenues and the possibility that the closing of the merger may be delayed, or that the merger may not close. For a discussion of further risks and uncertainties related to SCM’s business, please refer to our public company reports and the Risk Factors enumerated therein, including our Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent reports, filed with the SEC. SCM undertakes no duty to update any forward-looking statement to reflect any change in SCM’s expectations or any change in events, conditions or circumstances on which any such statements are based.